Exhibit 99.1

Cheche Group Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

BEIJING, China – March 28, 2025 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, “the Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Financial and Operational Highlights

●	Net revenues for the quarter increased by 13.4% year-over-year to RMB983.6 million (US$134.8 million), while net revenues for the full year of 2024 increased by 5.2% over the prior year to RMB3.5 billion (US$475.8 million).

●	Operating loss for the quarter decreased by 93.7% year-over-year to RMB3.0 million (US$0.4 million), while operating loss for the full year of 2024 decreased by 60.3% over the prior year to RMB66.5 million (US$9.1 million).

●	Adjusted operating income(1) for the quarter was RMB1.3 million (US $0.2 million), compared to adjusted operating loss of RMB12.0 million in the prior-year quarter. Adjusted operating loss for the full year of 2024 decreased by 40.2% over the prior year to RMB28.2 million (US$3.9 million).

●	Net loss for the quarter decreased by 67.4% year-over-year to RMB10.4 million (US$1.4 million), while net loss for the full year of 2024 decreased by 61.6% over the prior year to RMB61.2 million (US$8.4 million).

●	Adjusted net loss(1) for the quarter decreased by 38.6% year-over-year to RMB3.0 million (US$0.4 million). Adjusted net loss for the full year of 2024 decreased by 25.3% from RMB33.2 million in the prior year to RMB24.8 million (US$3.4 million).

●	Total written premiums placed for the quarter increased by 15.6% year-over-year to RMB7.4 billion (US$1.0 billion), while total written premiums placed for the full year of 2024 increased by 7.5% over the prior year to RMB24.3 billion (US$3.3 billion).

●	Total number of policies issued for the quarter increased from 4.8 million for the prior-year quarter to 5.1 million, while the total number of policies issued over the full year of 2024 increased from 15.8 million of the prior year to 17.3 million.

●	Partnerships with New Energy Vehicle (NEV) companies (2) numbered 15 in the quarter and led to 441,000 embedded policies with corresponding written premium of RMB1.4 billion (US$189.8 million), representing an increase of 184.5% and 171.1% compared to the prior-year quarter, respectively. Embedded policies and corresponding written premium for the full year of 2024 reached 1.1 million and RMB3.3 billion (US$452.4 million), respectively, representing growth of 158.9 % for policies embedded and 127.8% for written premium compared to the prior year.

(1) Adjusted Operating Loss/Income and Adjusted Net Loss are non-GAAP financial measures. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

(2) The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufactures in 2022 and such collaborations yielded considerable results in 2023 and 2024. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution by its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

Management Comments

“Our latest financial results validate the success of our strategic focus on the intelligent connected electric vehicle insurance sector. Revenues for the fourth quarter achieved robust growth of over 13%, and notably, our NEV-related business has experienced a remarkable 171% growth in written premiums over the same period. This strong growth momentum, coupled with our adjusted operating income for the quarter, demonstrates our ability to balance business expansion with operational efficiency. By leveraging technological innovation to enhance customer experiences and drive sustainable growth, we are well-positioned to maintain this upward trajectory,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group.

“As we reflect on 2024, we are thrilled by the remarkable growth in China’s NEV market, which saw sales surge to 12.9 million units, marking a 35.5% increase from the previous year. This trend underscores the immense market opportunity for our company to innovate and expand our auto Insurtech offerings, particularly in the intelligent connected NEV market where the integration of AI with intelligent connected NEVs is revolutionizing traditional insurance practices by not only delivering an innovative and seamless customer experience but also setting a new standard for AI applications across specialized sectors.

“We are now aligned with the majority of significant NEV manufacturers in China and our AI driven next generation of solutions will embed us deeper into the value chain and significantly improve the operational efficiency for insurers and cost savings for consumers in this dynamic market. We remain committed to leveraging our expertise in intelligent digital insurance platforms, technical capabilities and precise insights into market demand to capitalize on these trends and further establish ourselves as an Insurtech leader in the largest automotive market in the world.”

Unaudited Fourth Quarter 2024 Financial Results

Net Revenues were RMB983.6 million (US$134.8 million), representing a 13.4% year-over-year increase from the prior-year quarter. The growth was driven by an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 13.0% to RMB932.0 million (US$127.7 million) from RMB824.4 million for the prior-year quarter, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased by 20.1% to RMB19.7 million (US$2.7 million) from RMB24.7 million in the prior-year quarter, mainly due to decreases in marketing expenses and staff costs. As a result, selling and marketing expenses as a percentage of net revenues decreased from 2.8% for the prior-year quarter to 2.0%. Excluding share-based compensation expenses, selling and marketing expenses as a percentage of net revenues decreased further to 1.9%, compared to 2.8% for the prior-year quarter.

General and Administrative Expenses decreased by 53.2% to RMB25.7 million (US$3.5 million) from RMB54.9 million for the prior-year quarter, which was mainly due to the decrease in share-based compensation expenses, partially offset by the increases in post-listing professional service fees and staff costs. Excluding the impact of share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 20.1%, mainly due to the increases in post-listing professional service fees and staff costs.

Research and Development Expenses decreased by 25.3% to RMB9.3 million (US$1.3 million) from RMB12.4 million in the prior-year quarter. The change was mainly driven by decreases in technical service fees and staff costs. Excluding share-based compensation expenses, research and development expenses decreased by 26.5% from the prior-year quarter, while research and development expenses as a percentage of net revenues decreased from 1.4% to 0.9% for the same periods.

Total Cost and Operating Expenses increased by 7.7% to RMB986.7 million (US$135.2 million) from RMB916.4 million in the prior-year quarter, mainly due to the increase in cost of revenues and the decrease in share-based compensation expenses. Excluding share-based compensation expenses, amortization of intangible assets related to the acquisition and listing-related professional service fees, total cost and operating expenses increased by 11.7% over the prior-year quarter.

Operating Loss decreased by 93.7% year-over-year to RMB3.0 million (US$0.4 million). Excluding share-based compensation expenses, amortization of intangible assets related to the acquisition and, listing-related professional service fees, the Adjusted Operating Income was RMB1.3 million (US$0.2 million), compared to an adjusted operating loss of RMB12.0 million in the prior-year quarter, which resulted from the growth of our net revenues and the improvement of our operational efficiency.

Net Loss decreased by 67.4% to RMB10.4 million (US$1.4 million) over the prior-year quarter. Excluding share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party, change in fair value of warrants, listing related professional service fees, the Adjusted Net Loss for the quarter was RMB3.0 million (US$0.4 million), mainly due to foreign exchange losses of RMB5.3 million. Nonetheless, adjusted net loss decreased by 38.6% compared to the prior-year quarter.

Net Loss attributable to Cheche’s shareholders decreased by 67.4% to RMB10.4 million (US$1.4 million) over the prior-year quarter. Adjusted Net Loss attributable to Cheche’s shareholders decreased by 38.6% to RMB3.0 million (US$0.4 million) over the prior-year quarter.

Net Loss Per Share, basic and diluted, was RMB0.13 (US$0.02), compared to a loss of RMB0.42 for the prior-year quarter.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.04 (US$0.01), compared to a loss of RMB0.06 for the prior-year quarter.

Unaudited Full Year 2024 Financial Results

Net Revenues were RMB3.5 billion (US$475.8 million), representing a 5.2% year-over-year increase from the prior year. The growth was driven by an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 4.8% to RMB3.3 billion (US$454.1 million) from the prior year, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased by 28.7% to RMB79.5 million (US$10.9 million) from RMB111.5 million in the prior year. This was mainly due to decreases in share-based compensation expenses, marketing expenses and staff costs. As a result, selling and marketing expenses as a percentage of net revenues decreased from 3.4% in the prior year to 2.3% in 2024. Excluding share-based compensation expenses, the percentage for 2024 further decreased to 2.1%.

General and Administrative Expenses decreased by 22.6% to RMB107.9 million (US$14.8 million) from RMB139.4 million for the prior year, which was mainly driven by a decrease in share-based compensation expenses, partially offset by the increases in post-listing professional service fees and staff costs. Excluding share-based compensation expenses, listing-related professional service fees and dispute resolution expenses, general and administrative expenses increased by 25.0%, primarily due to the increase in post-listing professional service fees and staff costs.

Research and Development Expenses decreased by 33.6% to RMB38.0 million (US$5.2 million) from RMB57.2 million in the prior year. The change was mainly driven by the decreases in share-based compensation expenses, technical service fees and staff costs. Excluding share-based compensation expenses, research and development expenses decreased 20.9% from the prior year, and research and development expenses as a percentage of net revenues decreased from 1.4% to 1.0% for the same periods.

Total Cost and Operating Expenses increased by 2.0% to RMB3,539.7 million (US$484.9 million) from RMB3,469.2 million in the prior year, mainly due to the increase in cost of revenues and the decrease in share-based compensation expenses and staff costs. Excluding share-based compensation expenses, amortization of intangible assets related to the acquisition, listing-related professional service fees and dispute resolution expenses, total cost and operating expenses increased by 4.6% over the prior year.

Operating Loss decreased by 60.3% year-over-year to RMB66.5million (US$9.1 million). Excluding share-based compensation expenses, amortization of intangible assets related to the acquisition, listing-related professional service fees and dispute resolution expenses, the Adjusted Operating Loss was RMB28.2 million (US$3.9 million), which decreased by 40.2% from RMB47.2 million for the prior year, resulting from the growth of our net revenues and the improvement of our operational efficiency.

Net Loss decreased by 61.6% to RMB61.2 million (US$8.4 million) from RMB159.6 million over the prior year. Excluding share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party, change in fair value of warrants, listing related professional service fees and dispute resolution expenses, the Adjusted Net Loss was RMB24.8 million (US$3.4 million), which decreased by 25.3% from RMB33.2 million for the prior year.

Net Loss attributable to Cheche’s shareholders decreased by 93.4% to RMB61.2 million (US$8.4 million) from RMB921.8 million for the prior year. Adjusted Net Loss attributable to Cheche’s shareholders was RMB24.8 million (US$3.4 million), which decreased by 96.9% from RMB795.4 million for the prior year.

Net Loss Per Share, basic and diluted, was RMB0.78 (US$0.11), compared to a loss of RMB20.3 for the prior year.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.32 (US$0.04), compared to a loss of RMB17.51 for the prior year.

2024 and Subsequent Business Highlights

●	On March 5, 2024, Cheche announced its expanded partnership with Sinopec, whose non-oil businesses cover a nationwide retail footprint of over 30,000 gas stations in China. Cheche currently provides embedded auto insurance services to the unified digital platform of a subsidiary of Sinopec and has deployed services in over 5,000 gas stations nationwide in China.

●	On March 28, 2024, Cheche announced its partnership with Beijing Houji Insurance Brokerage Co., Ltd. (“Beijing Houji”), an affiliate and the insurance brokerage firm of Xiaomi Corporation (“Xiaomi Group”). As an insurance service partner of Beijing Houji, Cheche offers a digital auto insurance transaction SaaS service platform with operational support. Cheche provides auto insurance service solutions to Xiaomi car owners in multiple cities nationwide, including, among others, Beijing, Shenzhen and Hangzhou.

●	On May 13, 2024, Cheche announced its partnership with Volkswagen (Anhui) Digital Sales and Services Co., Ltd., the exclusive service provider of NEV insurance business for Volkswagen (Anhui) Automotive Company Limited (“Volkswagen Anhui”). Cheche aims to support Volkswagen Anhui’s branded insurance needs and enhance the attractiveness of Volkswagen Anhui’s branded insurance products, boosting its penetration rate.

●	On June 20, 2024, Cheche announced its partnership with NIO Insurance Broker Co., Ltd. (“NIO Insurance Broker”) to provide its accessible digital platform powered by industry-leading technology, simplifying the process of securing auto insurance for NIO’s customers, while reducing front-end insurance delivery costs and enabling NIO to digitally manage its insurance business. Cheche is committed to creating value for its partners throughout the product lifecycle.

●	On June 27, 2024, Cheche announced a strategic partnership with Beijing Anpeng Insurance Broker Co., Ltd. (“Beijing Anpeng”), a subsidiary of Beijing Automotive Group Co., Ltd. (“BAIC Group”). BAIC Group is one of the largest auto manufacturers in China, producing and selling vehicles through its own brands as well as foreign-branded joint-ventures, with Beijing Anpeng handling the insurance business for the brands, which encompass ARCFOX, Beijing Automotive, Beijing Hyundai, Beijing Benz and Beijing Off-road, among others. The partnership names Cheche as a core partner of BAIC Group, providing digital insurance solutions for brands. The opportunity was off to a strong start by providing ARCFOX with a designed service system which was being launched through ARCFOX’s direct-sales channel. Cheche is also rolling out and expecting to cover 200 dealerships with the service system provided for Beijing Automotive by the end of the year, and to cover 100 dealerships with the service system provided for Beijing Hyundai by the end of the year.

●	On August 15, 2024, Cheche announced a strategic partnership with Wuhan Dongfeng Insurance Broker Co., Ltd. (“Dongfeng Insurance”), an insurance provider for Dongfeng Motor Group Company Limited (“Dongfeng Motor Group”). Dongfeng Insurance designated Cheche as an approved provider for Dongfeng Motor Group’s NEV brands, such as VOYAH, a luxury EV brand that recently engaged the services of Cheche’s digital insurance solutions platform.

●	On August 19, 2024, Cheche Group announced its latest progress with BAIC Group’s NEV brand ARCFOX. Cheche has successfully launched a full-service insurance platform for ARCFOX to provide its car owners with a comprehensive insurance application system. The collaboration with ARCFOX allows Cheche to gradually introduce high-margin insurance products, while continuing to grow its NEV insurance presence, diversifying Cheche’s revenue mix and boosting the Company’s reputation among automotive enterprises.

●	On September 12, 2024, Cheche announced a partnership with Laoyou Insurance Brokerage Co., Ltd. (“Laoyou Insurance”), a wholly controlled subsidiary of Great Wall Motor Company Limited (“GWM”), a renowned Chinese auto manufacturer. Cheche’s insurance solutions and sophisticated transaction system have been gradually rolled out with GWM’s newly established direct-sales network in more than 20 cities nationwide. Cheche plans to develop a comprehensive insurance solution tailored for traditional automakers within one to two years.

●	On October 1, 2024, Cheche announced a strategic partnership with The Tokio Marine & Nichido Fire Insurance Company (China) Limited (“TMNCH”), as Cheche continues to broaden its collaborations with insurance companies in China. Leveraging each other’s strengths, the two companies are working to develop specialized insurance products, services, and sales strategies. This collaboration will not only enhance Cheche’s insurance service capabilities but also increase its business scale for serving traditional automotive companies, paving the way for future partnerships with Japanese automotive companies.

●	On January 13, 2025, Cheche announced that Cheche Technology Inc., the Company’s wholly owned subsidiary, as a pioneer of insurance technology in China, was recognized by KPMG China as one of China’s top 50 leading fintech companies. Cheche’s growth and success at the helm of digital insurance transformation is further underscored by this recognition.

●	On February 24, 2025, Cheche announced that its innovative Tianmu Insurance Anti-Fraud and Risk Control Model has been recognized in the prestigious Top 100 AI Products of 2024 list. The award-winning Tianmu Model integrates advanced technologies such as big data, artificial intelligence, and biometrics to construct an intelligent anti-fraud and risk control system. This accolade highlights Cheche’s commitment to leveraging cutting-edge technology in the insurance industry.

Balance Sheet

As of December 31, 2024, the Company had RMB152.9 million (US$21.0 million) in total cash and cash equivalents and short-term investments.

Business Outlook

For the full year of 2025, Cheche expects the following results:

●	Net revenues ranging from RMB3.6 billion to RMB3.8 billion, representing an increase of 3.7% to 9.4%, compared to the full year of 2024.

●	Total Written Premiums Placed ranging from RMB25.5 billion to RMB27.0 billion, representing an increase of 4.9% to 11.1%, compared to the full year of 2024.

●	NEV Written Premiums Placed ranging from RMB7.0 billion to RMB8.0 billion, representing an increase of 112% to 142%, compared to the full year of 2024.

●	Adjusted Operating Results shifting from a loss to a profit.

Conference Call

Cheche will host a webcast and conference call to discuss its fourth quarter and full year 2024 results today at 8:00 a.m. EDT. A live webcast and a slide presentation will be available on Cheche’s investor relations website in the “Events” section of the Company’s investor relations website under the “News & Events” header at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong LT: 852-301-84992

●	Hong Kong Toll Free: 800-905945

●	Mainland China Toll-Free: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time.

A webcast replay of the call will be available at ir.chechegroup.com for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided in this press release non-GAAP financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Cheche uses adjusted cost of revenues, adjusted selling and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted total cost and operating expenses, adjusted operating loss/income, adjusted net loss/income and adjusted net loss/income per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total cost and operating expenses as total cost and operating expenses adjusted for the impact of share-based compensation, amortization of intangible assets related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), listing-related professional service fees and dispute resolution expenses, representing expenses Cheche incurred in a dispute with a certain security holder. Cheche defines adjusted operating loss/income as operating loss/income adjusted for the impact of share-based compensation, amortization of intangible assets related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), listing-related professional service fees and dispute resolution expenses. Cheche defines adjusted net loss/income as net loss/income adjusted for the impact of share-based compensation expenses, amortization of intangible assets and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, listing related professional service fees and dispute resolution expenses. Adjusted net loss/income per share, basic and diluted, is calculated as adjusted net loss/income divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees and dispute resolution expenses. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	243,392	117,472	16,094
Short-term investments	21,474	35,423	4,853
Accounts receivable, net	466,066	982,479	134,599
Prepayments and other current assets	49,321	45,436	6,225
Total current assets	780,253	1,180,810	161,771

Non-current assets:
Restricted Cash	5,000	5,000	685
Property, equipment and leasehold improvement, net	1,667	1,368	187
Intangible assets, net	8,050	5,950	815
Right-of-use assets	10,249	5,653	774
Goodwill	84,609	84,609	11,591
Other non-current assets	4,149	4,530	621
Total non-current assets	113,724	107,110	14,673
Total assets	893,977	1,287,920	176,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	316,868	725,815	99,436
Short-term borrowings	20,000	30,000	4,110
Contract liabilities	4,295	1,781	244
Salary and welfare benefits payable	73,609	80,377	11,012
Tax payable	950	12,011	1,646
Amounts due to related party	55,251	-	-
Accrued expenses and other current liabilities	25,759	25,248	3,458
Short-term lease liabilities	3,951	3,037	416
Warrant	850	-	-
Total current liabilities	501,533	878,269	120,322

Non-current liabilities:
Amounts due to related party	-	45,811	6,276
Deferred tax liabilities	2,013	1,488	204
Long-term lease liabilities	5,398	2,137	293
Deferred revenue	1,432	1,432	196
Warrant	5,419	3,032	415
Total non-current liabilities	14,262	53,900	7,384

Total liabilities	515,795	932,169	127,706

Ordinary shares	5	6	1
Treasury stock	(1,025)	(1,025)	(140)
Additional paid-in capital	2,491,873	2,525,741	346,025
Accumulated deficit	(2,113,821)	(2,175,057)	(297,982)
Accumulated other comprehensive income	1,150	6,086	834
Total Cheche’s shareholders’ equity	378,182	355,751	48,738

Total liabilities and shareholders’ equity	893,977	1,287,920	176,444

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	867,778	983,636	134,758	3,301,418	3,473,139	475,818

Cost and Operating expenses:
Cost of revenues	(824,432)	(932,013)	(127,685)	(3,161,193)	(3,314,377)	(454,068)
Selling and marketing expenses	(24,707)	(19,730)	(2,703)	(111,454)	(79,501)	(10,892)
General and administrative expenses	(54,882)	(25,682)	(3,518)	(139,385)	(107,857)	(14,776)
Research and development expenses	(12,399)	(9,256)	(1,268)	(57,167)	(37,947)	(5,199)
Total cost and operating expenses	(916,420)	(986,681)	(135,174)	(3,469,199)	(3,539,682)	(484,935)
Operating loss	(48,642)	(3,045)	(416)	(167,781)	(66,543)	(9,117)

Other expenses:
Interest income	2,705	1,027	141	5,398	6,037	827
Interest expense	(575)	(222)	(30)	(1,446)	(838)	(115)
Foreign exchange gains/(losses)	2,719	(5,257)	(720)	(2,546)	(2,810)	(385)
Government grants	2,445	410	56	12,371	887	122
Changes in fair value of warrant	12,136	(1,734)	(238)	1,702	2,634	361
Changes in fair value of amounts due to related party	(2,602)	(1,372)	(188)	(7,524)	(757)	(104)
Others, net	(126)	(323)	(44)	(127)	(137)	(19)
Loss before income tax	(31,940)	(10,516)	(1,439)	(159,953)	(61,527)	(8,430)
Income tax credit	(23)	101	14	363	291	40

Net loss	(31,963)	(10,415)	(1,425)	(159,590)	(61,236)	(8,390)
Accretions to preferred shares redemption value	-	-	-	(762,169)	-	-
Net loss attributable to the Cheche’s ordinary shareholders	(31,963)	(10,415)	(1,425)	(921,759)	(61,236)	(8,390)

Net loss	(31,963)	(10,415)	(1,425)	(159,590)	(61,236)	(8,390)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(4,429)	8,132	1,114	1,621	4,739	649
Fair value changes of amounts due to related party due to own credit risk	(1)	(19)	(3)	(405)	197	27
Total other comprehensive (loss)/income	(4,430)	8,113	1,111	1,216	4,936	676

Total comprehensive loss	(36,393)	(2,302)	(314)	(158,374)	(56,300)	(7,714)

Net loss per ordinary shares outstanding
Basic	(0.42)	(0.13)	(0.02)	(20.30)	(0.78)	(0.11)
Diluted	(0.42)	(0.13)	(0.02)	(20.30)	(0.78)	(0.11)
Weighted average number of ordinary shares outstanding
Basic	75,439,487	80,184,139	80,184,139	45,415,205	78,043,661	78,043,661
Diluted	75,439,487	80,184,139	80,184,139	45,415,205	78,043,661	78,043,661

Reconciliation of GAAP Cost and Operating Expenses and Operating Loss/Income to Non-GAAP Cost and Operating Expenses and Operating Loss/Income (Unaudited)

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	(824,432)	(932,013)	(127,685)	(3,161,193)	(3,314,377)	(454,068)
Add: Share-based compensation expenses	3	3	-	191	12	2
Amortization of intangible assets related to acquisition	525	525	72	2,100	2,100	288
Adjusted Cost of revenues	(823,904)	(931,485)	(127,613)	(3,158,902)	(3,312,265)	(453,778)

Selling and marketing expenses	(24,707)	(19,730)	(2,703)	(111,454)	(79,501)	(10,892)
Add: Share-based compensation expenses	635	1,340	184	30,688	5,690	780
Adjusted Selling and marketing expenses	(24,072)	(18,390)	(2,519)	(80,766)	(73,811)	(10,112)

General and administrative expenses	(54,882)	(25,682)	(3,518)	(139,385)	(107,857)	(14,776)
Add: Share-based compensation expenses	41,830	2,228	305	67,519	26,272	3,599
Listing related professional expenses	(6,479)	-	-	8,493	-	-
Dispute resolution expenses	-	-	-	-	2,355	323
Adjusted General and administrative expenses	(19,531)	(23,454)	(3,213)	(63,373)	(79,230)	(10,854)

Research and development expenses	(12,399)	(9,256)	(1,268)	(57,167)	(37,947)	(5,199)
Add: Share-based compensation expenses	122	228	31	11,585	1,895	260
Adjusted Research and development expenses	(12,277)	(9,028)	(1,237)	(45,582)	(36,052)	(4,939)

Total cost and operating expenses	(916,420)	(986,681)	(135,174)	(3,469,199)	(3,539,682)	(484,935)
Adjusted total cost and operating expenses	(879,784)	(982,357)	(134,582)	(3,348,623)	(3,501,358)	(479,683)

Operating loss	(48,642)	(3,045)	(416)	(167,781)	(66,543)	(9,117)
Add: Share-based compensation expenses	42,590	3,799	520	109,983	33,869	4,641
Amortization of intangible assets related to acquisition	525	525	72	2,100	2,100	288
Listing related professional expenses	(6,479)	-	-	8,493	-	-
Dispute resolution expenses	-	-	-	-	2,355	323
Adjusted operating (loss)/income	(12,006)	1,279	176	(47,205)	(28,219)	(3,865)

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(31,963)	(10,415)	(1,425)	(159,590)	(61,236)	(8,390)
Add: Share-based compensation expenses	42,590	3,799	520	109,983	33,869	4,641
Amortization of intangible assets related to acquisition	525	525	72	2,100	2,100	288
Listing related professional expenses	(6,479)	-	-	8,493	-	-
Change in fair value of warrant	(12,136)	1,734	238	(1,702)	(2,634)	(361)
Changes in fair value of amounts due to related party	2,602	1,372	188	7,524	757	104
Dispute resolution expenses	-	-	-	-	2,355	323

Adjusted net loss	(4,861)	(2,985)	(407)	(33,192)	(24,789)	(3,395)
Accretions to preferred shares redemption value	-	-	-	(762,169)	-	-
Adjusted net loss attributable to Cheche’s ordinary shareholders	(4,861)	(2,985)	(407)	(795,361)	(24,789)	(3,395)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	75,439,487	80,184,139	80,184,139	45,415,205	78,043,661	78,043,661
Diluted	75,439,487	80,184,139	80,184,139	45,415,205	78,043,661	78,043,661

Net loss per ordinary share
Basic	(0.42)	(0.13)	(0.02)	(20.30)	(0.78)	(0.11)
Diluted	(0.42)	(0.13)	(0.02)	(20.30)	(0.78)	(0.11)

Non-GAAP adjustments to net loss per ordinary share
Basic	0.36	0.09	0.01	2.79	0.46	0.07
Diluted	0.36	0.09	0.01	2.79	0.46	0.07

Adjusted net loss per ordinary share
Basic	(0.06)	(0.04)	(0.01)	(17.51)	(0.32)	(0.04)
Diluted	(0.06)	(0.04)	(0.01)	(17.51)	(0.32)	(0.04)